Regalwood Global Energy Ltd.

1001 Pennsylvania Avenue N.W.

Suite 220 South

Washington, D.C. 20004

November 28, 2017

VIA EDGAR

Mr. Tom Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Regalwood Global Energy Ltd.

Registration Statement on Form S-1

File No. 333-220771

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Regalwood Global Energy Ltd. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on November 30, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Kevin R. Gasque
Kevin R. Gasque
Chief Financial Officer, Secretary and Treasurer